Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 9, 2017

Registration Statement No. 333-221438

PRICING TERM SHEET

$400,000,000 4.125% Senior Unsecured Notes due December 1, 2027

Issuer:	Buckeye Partners, L.P.

Ratings:*	Baa3 / BBB- / BBB-

Trade Date:	November 9, 2017

Settlement Date:	November 20, 2017 (T+7)

Principal Amount:	$400,000,000

Maturity Date:	December 1, 2027

Coupon:	4.125%

Interest Payment Dates:	Semi-annually each June 1 and December 1, commencing June 1, 2018

Price to Public:	99.503% of the principal amount

Benchmark Treasury:	2.250% due August 15, 2027

Benchmark Treasury Yield:	2.336%

Reoffer Spread to Benchmark:	T+185 bps

Yield to Maturity:	4.186%

Optional Redemption:	At any time prior to the date that is three months prior to the maturity date of the Notes, the Notes may be redeemed, in whole or from time to time in part, at the issuer’s option at an amount equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (exclusive of interest accrued but unpaid to, but excluding, the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 30 basis points, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, such redemption date.

At any time on or after the date that is three months prior to the maturity date of the Notes, the Notes may be redeemed, in whole or from time to time in part, at the issuer’s option at a redemption price equal to 100% of the principal amount of the Notes to be redeemed on that redemption date plus accrued and unpaid interest on the Notes redeemed to, but excluding, the date of redemption.

CUSIP:	118230 AR2

ISIN:	US118230AR27

Joint Book-Running Managers:

Barclays Capital Inc.

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BNP Paribas Securities Corp.

Morgan Stanley & Co. LLC

SMBC Nikko Securities America, Inc.

Co-Manager:	BBVA Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision of withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; PNC Capital Markets LLC toll-free at (855) 881-0697or SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.